UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FURTHER AMENDED SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

2029 Century Park East, 35th Floor

Los Angeles, California 90067

(310) 975 7756

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31 and April 2, 2002

(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

Aura (Pvt.) Ltd.

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Pakistan

7 Sole Voting Power

4,382,653* shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 4,382,653* shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

4,382,653* shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

37.13%*

14 Type of Reporting Person

CO

*This share ownership is the maximum number of shares Aura will hold, on a fully-diluted basis, assuming complete performance by all sides of an executory agreement between Aura and Ontro signed on May 22, 2001 as amended and assuming exercise of all warrants/options by Aura but also assuming no exercise of warrants/options by any other warrant/option holder. This is the theoretical maximum percentage ownership by Aura and is based upon a total shares outstanding of 11,801,803 following complete performance and complete exercise by Aura as stated.

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

The Mahmud Trusts [There is no change as to this entity]

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

United Kingdom

7 Sole Voting Power

425,000 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 425,000 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

425,000 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

4.16% [as of April 22, 2002 and assuming no exercise of any options/ warrants by Aura (Pvt.) Ltd. or any other option/warrant holder, and based on total shares outstanding of 10,193,994 as of

April 22, 2002 as reported by issuer]

3.6% [on a fully-diluted basis assuming full exercise by Aura of all rights pursuant to

May 22, 2001 agreement as amended and all options/warrants held by Aura, but also assuming no exercise of any options/warrants by any other option/warrant holder]

14 Type of Reporting Person

OO

Item 1. Security and Issuer

This Schedule 13D is being filed by Aura (Pvt.) Ltd. ("Aura"), a Pakistani corporation and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) Aura is a corporation duly organized under the laws of Pakistan, with its principal address and office at 70 C 1 Gulberg 3, Lahore, Pakistan. The principal business of Aura is that of trade, operation of certain businesses in Pakistan, and investment in property, businesses and securities.

The Mahmud Trusts is a trust organized under the laws of the United Kingdom. The trustee is Indosuez Trust Services Ltd.

(d)-(e) Nothing to disclose.

(f) Aura: Pakistan

The Mahmud Trusts: United Kingdom

Item 3. Source and Amount of Funds or Other Consideration

As to Aura (Pvt.) Ltd.: Working capital as to purchases of shares except for 144,390 shares issued as a finder's fee pursuant to Finder's Fee Agreements of January 19, 2001 and May 22, 2001 as amended; Warrants/options obtained as finder's fees and in return for Aura's agreements to act as a finder.

As to The Mahmud Trusts: Working capital.

Item 4. Purpose of the Transaction

A. Aura

Aura's primary goal is to profit from appreciation in the market price of the Common Stock. Aura expects to actively assert shareholder rights.

As of April 27, 2001 Aura obtained the right, agreed by the Issuer, to nominate one member to the Issuer's Board of Directors. This nominee (Saied Kashani) has been seated as a member of Ontro's board of directors.

On May 22, 2001, Aura entered into an agreement with Ontro Inc. The agreement as originally signed stated that Aura had the right, among other rights, the right to appoint a total of four of seven directors of Ontro, Inc. This aspect of the agreement was not implemented. As of August 30, 2001, the May 22, 2001 agreement was amended to delete this provision. The amendment added a new provision of effect that Aura has the right to terminate any aspect of the May 22, 2001 agreement then remaining to be performed, as to both sides, if Aura's nominee(s), if any, to the Board of Directors of Ontro are not elected at any shareholder's meeting held to elect directors.

At the shareholder's meeting held on September 28, 2001, Aura re-nominated Saied Kashani to the Board of Directors of Ontro and Mr. Kashani was elected to the Board. As of April 22, 2002, Aura has one nominee (Saied Kashani) on Ontro's board of directors.

Aura has considered changes in management of the Issuer. Aura may propose or cause to be implemented changes in the management of the issuer. Aura may nominate additional directors to the Board of Directors in the future.

Aura may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time. Aura intends to continue to evaluate the Issuer and its business prospects and has consulted and will continue to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives.

Aura intends to continue to explore the options available to it. Aura may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, Aura has no specific plans covered by subsections (a) through (j) of Item 4 of Schedule 13D.

B. The Mahmud Trusts

[No change from previous 13D filing.]

The Mahmud Trusts' primary goal is to profit from appreciation in the market price of the Common Stock. The Mahmud Trusts has no present plans to become involved in or influence the management of the Issuer. To the extent The Mahmud Trusts believes, in its sole discretion and sole judgment, that the actions of Aura as regards the Issuer will result in an appreciation in the market price of the Common Stock, The Mahmud Trusts will support the actions of Aura, but the Mahmud Trusts expressly reserve their own rights in this regard.

The Mahmud Trusts may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time.

Item 5. Interest in Securities of the Issuer

As of April 22, 2002, Aura owns 2,774,844 shares of Common Stock and holds unexercised warrants to purchase an additional 1,113,170 shares. Aura has not physically received certificates and warrants in respect of all of these shares and warrants but expects to receive any remaining certificates and warrants shortly. 2,774,844 shares represent 27.22% of the 10,193,994 shares currently issued and outstanding as reported by the issuer. If Aura exercises all 1,113,170 warrants, and assuming no other warrant/option holder exercises any warrants or options, Aura will have a total of 3,888,014 shares out of 11,307,164 then outstanding, or 34.39%.

Aura's stock and warrant acquisitions to date include:

A. Prior to January 19, 2001. In connection with Ontro's initial public offering on or about May 13, 1998, Aura received warrants, expiring on May 13, 2003, to purchase 170,000 Units at $9.075 per Unit, each Unit consisting of one share of Ontro common stock and one warrant to purchase one share, these latter warrants having expired on May 13, 2001. In addition, prior to January 19, 2001, Aura owned 12,000 shares it had purchased on the open market.

B. January 19, 2001 Agreement.

(1) As of January 19, 2001, Aura entered into an Exclusive Finder's Fee Agreement with Ontro (the "January 19, 2001 Agreement") under which Aura agreed to find purchaser(s) for 1,300,000 shares of common stock of Ontro at a price of $1.20 per share, representing the approximate market price at the time of the Agreement. Aura received a warrant ("Commitment Warrant") to purchase 130,000 shares of Ontro common stock at $1.20 per share in return for agreeing to act as a finder. In addition, Aura was to receive, as a finder's fee, shares of common stock equal to 5% of shares actually sold and warrants to purchase, at $1.20 per share, a number of shares equal to 15% of the number of shares actually sold ("Performance Warrants"). Pursuant to the January 19, 2001 Agreement, the finder's fee and Performance Warrants were also payable to Aura if Aura itself purchased the shares.

(2) Upon execution of the January 19, 2001 Agreement, Aura received the Commitment Warrants to purchase 130,000 shares of Ontro common stock at $1.20 per share.

(3) Pursuant to the January 19, 2001 Agreement, Aura itself purchased a total of 745,000 shares at $1.20 per share. The funds for this purchase came from Aura's capital. Aura found two purchasers (including The Mahmud Trusts) who actually purchased a further 555,000 shares. In respect of these purchases, Aura received 65,000 shares as part of the finder's fee. Aura also received Performance Warrants to purchase 195,000 shares at $1.20 per share.

B. May 22, 2001 Agreement as amended.

(1) On May 22, 2001, Aura entered into an Exclusive Finder's Fee Agreement with Ontro. This Agreement was subsequently amended as of August 30, 2001.

(2) Under the May 22, 2001 Agreement as amended, Aura agreed to find purchaser(s) for 2,000,000 shares of common stock of Ontro at a price of $.80 per share, representing the approximate market price at the time of amendment. Aura received a warrant ("Commitment Warrant") to purchase 210,000 shares of Ontro common stock at $.80 per share in return for agreeing to act as a finder. In addition, Aura was to receive, as a finder's fee, shares of common stock equal to 5% of shares actually sold and warrants to purchase, at $.80 per share, a number of shares equal to 15% of the number of shares actually sold ("Performance Warrants"). Pursuant to the January 19, 2001 Agreement, the finder's fee and Performance Warrants were also payable to Aura if Aura itself purchases the shares.

(3) Upon execution of the May 22, 2001 Agreement as amended, Aura received the Commitment Warrants to purchase 210,000 shares of Ontro common stock at $.80 per share.

(4) Pursuant to the May 22, 2001 Agreement as amended, through April 2, 2002, Aura itself has purchased a total of 1,587,801 shares at $.80 per share. The funds for this purchase came from Aura's capital. In respect of these purchases, Aura received and/or is entitled to receive 79,390 shares as part of the finder's fee. Aura also received and/or is entitled to receive Performance Warrants to purchase 238,170 shares at $.80 per share.

(5) Pursuant to the May 22, 2001 Agreement as amended, Aura may purchase itself (or find a purchaser for) an additional 412,199 shares at $.80 per share. If Aura purchases or finds a purchaser for all of these shares, Aura will receive an additional finder's fee of 20,610 shares and additional Performance Warrants to purchase 61,830 shares at $.80 per share.

D. May 31, 2001, agreement to purchase shares held by L.L. Knickerbocker Co. Aura understood, based on information provided by Ontro, that the L.L. Knickerbocker Co. was the owner of approximately 450,000 shares of Ontro common stock (herein, the "Knickerbocker Shares." The L.L. Knickerbocker Co. filed for bankruptcy protection, Aura is informed and believes, in 2000. Aura understood that control of the 450,000 shares passed to the L.L. Knickberbocker Co.'s Creditors' Committee. On May 31, 2001, Aura signed an agreement to purchase the 450,000 Knickerbocker Shares for $1.10 per share. This sale was consummated and Aura acquired 455,653 shares of Ontro common stock (herein, the "Knickerbocker Shares"). The funds for this purchase came from Aura's capital.

E. Between November 2001 and March 2002, Aura sold or transferred 119,000 shares of Ontro common stock.

F. On September 18, 2001, Aura purchased 26,000 shares of Ontro common stock from James Scudder, President of Ontro Inc., at $1.10 per share. The funds for this purchase came from Aura's capital.

G. On April 3, 2002, Aura purchased 5000 shares of Ontro common stock on the open market at an average price of $1.69 per share. The funds for this purchase came from Aura's capital.

Aura's transactions in Ontro common stock are summarized below:
Transaction	Shares	Price Paid	Warrants	Exer.Price
Held prior to Jan. 19, 2001	12000	mkt	340000	9.075

Jan. 19, 2001 Agreement
Commitment Warrants			130000	1.20
Shares purchased by Aura	745000	1.20
Finder's fee shares rec'd by Aura	65000	*
Performance Warrants			195000	1.20

May 22, 2001 Agreement as Amended
Commitment Warrants			210000	.80
Shares purchased by Aura through 4/2/02	1587801	.80
Finder's fee shares through 4/2/02	79390	*
Peformance Warrants through 4/2/02			238170	.80

Purchased from LL Knickerbocker	455653	1.10

Sold/trnsfrd bwtn Nov 2001 and March 2002	(119000)	var.

Purchased from James Scudder 9/18/01	26000	1.10

Purchased on open market 4/3/02	5000	1.69

Total Actual Shares & Warrants @ 4/22/02	2774844		1113170

Additional Shares/Warrants Acquirable Pursuant to May 22, 2001 Agr. as amended if fully performed by Aura and Ontro
Shares purchasable by Aura	412199	.80
Finder's fee shares	20610	*
Performance Warrants			61830	.80
Total additional:	432809		61830

Total Beneficial Ownership:	3207653		1175000

*Finder's fee payable pursuant to agreement.

**Assuming agreement is fully performed.

According to Ontro, as of April 22, 2002, there are 10,193,994 shares of Ontro common stock issued and outstanding including the 2,774,844 owned by Aura. Thus, Aura currently owns 27.22% of the shares actually issued and outstanding.

If Aura exercised all 1,113,170 warrants it presently holds, Aura would have a total of 3,888,014 shares of Ontro. Assuming no other warrant or option holder exercises any warrants/options and no other shares are issued, there would then be 11,307,164 shares issued and outstanding of which Aura would hold 34.39%.

If the May 22, 2001 Agreement is fully performed with Aura itself purchasing all remaining shares and receiving the full finder's fee and Performance Warrants in respect of the shares purchased, Aura would then hold a total of 3,207,653 shares and 1,175,000 warrants. Assuming no warrant exercise by Aura, Aura would hold 3,207,653 shares out of 10,626,803 issued and outstanding, or 30.18% of the shares actually issued and outstanding. If Aura exercised all of its warrants, and assuming no other warrant/option holder exercised, Aura would then hold a grand total of 4,382,653 shares out of 11,801,803 shares issued and outstanding, or 37.13%.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Aura and The Mahmud Trusts with respect to securities of the Issuer, except as follows:

(a) Aura found The Mahmud Trusts and referred The Mahmud Trusts to the Issuer as a purchaser of Common Stock. Aura earned and was paid a finder's fee in connection with this finding and referral pursuant to the January 19, 2001 Exclusive Finder's Fee Agreement with Ontro.

(b) The Mahmud Trusts' present intention is to support and concur in the actions of Aura with respect to the Issuer to the extent The Mahmud Trusts believes, in its sole discretion, the actions of Aura will result in an increase in the market price of the Common Stock. The Mahmud Trusts will evaluate all actions of Aura on a case-by-case basis and make its own decisions on a case-by-case basis. The Mahmud Trusts expressly reserves the right to, and will, act independently with respect to the Common Stock, especially, without limitation, with regard to decisions to purchase more stock or to dispose of stock presently held.

(c) The Mahmud Trusts may, from time to time, request Aura to provide The Mahmud Trusts with Aura's opinions regarding the Issuer and the Common Stock. Aura's present intention is to supply such opinions if requested, but this intention may change at any time. Any opinions supplied will be without obligation to either side, and The Mahmud Trusts may or may not act in accordance with the opinions so expressed. Notwithstanding the foregoing, Aura will comply with any legal obligations it may have regarding the dissemination or non-dissemination of material non-public information, if any, Aura may come to possess from time to time, as will The Mahmud Trusts.

Item 7. Material to be Filed as Exhibits.

Attached and made part of this document are the following:

Text of January 19, 2001 Exclusive Finder's Fee Agreement

Text of May 22, 2001 Exclusive Finder's Fee Agreement

Text of Amendment to May 22, 2001 Exclusive Finder's Fee Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2001

AURA (Pvt.) Ltd.

by: Saied Kashani, authorized agent

/s/ Saied Kashani

Saied Kashani

[No change as to Mahmud Trusts]

[No signature as to the Mahmud Trusts]

****************************************************************************************

January 19, 2001 Agreement

EXCLUSIVE FINDER'S FEE AGREEMENT

This agreement is between Ontro, Inc., a California corporation

("Ontro") and Aura (Pvt.) Ltd., a Pakastani corporation ("Aura") and is dated as of January 19, 2001.

TERMS

A. FINDER'S FEES, COMMITMENT TO PURCHASE, AND ESCROW OF SECURITIES.

---------------------------------------------------------------

1. FINDER. Aura agrees to use its best efforts to find one or more purchasers from Ontro for a total of 1,300,000 shares of authorized and un-issued common stock of Ontro for a purchase price equal to no less then $1.20 per share ($1,560,000). In consideration therefore, and subject to the provisions of Section A. 3. below, Ontro agrees to grant to Aura a warrant (the

"Commitment Warrant") to purchase 130,000 shares of Ontro common stock for $1.20 per share, and with all other terms of the Commitment Warrant to be the same as the Performance Warrant defined in section 2 (b) below. The Commitment Warrant and the Performance Warrant are sometimes collectively referred to herein as the

"Warrants".

2. FINDER'S FEE. In the event Ontro accepts funds from the sale of

Ontro common stock ("Shares") from any one ("Purchaser") during the Period (as defined below), Ontro shall pay Aura a finder's fee in the amount of:

(a) Shares of the common stock of Ontro equal to 5% of the

Shares sold to the Purchaser; plus

(b) Subject to the provisions of Section A. 3. below, A

warrant (the "Performance Warrant") to purchase the number of shares of common stock of Ontro equal to 15% of the number of shares of Ontro common stock purchased by the Purchaser. The exercise price of the Warrants shall be equal to the purchase price of the Shares ($1.20). The Warrants shall have a five-year term from the date of issuance. The Warrants shall be issued to Aura or its designee provided Aura and the designee provide to Ontro the same representations and warranties with regard to the designee as are provided by

Aura in regard to itself and its affiliates in this Agreement, and in the form of warrant attached hereto as Exhibit A. In addition no designee may directly or indirectly be in a business similar to, or in competition with, Ontro or any of its licensees sub-licensees or potential customers, and no designee may be affiliated directly or indirectly with any owner cumulatively (including the shares underlying the Warrants) of 5% or more of any class or cumulatively any classes of Ontro securities, unless such designee is approved by Ontro which approval shall not be unreasonably withheld.

3. PERFORMANCE PERIOD; PAYMENT OF FEE. Ontro shall pay a finder's fee in connection with funds received by Ontro from the sale of Shares at any time from any Purchaser during the period November 20, 2000 through April 30, 2001,

(the "Period"). In the event Ontro sells 1,300,000 Shares to Purchasers during the Period Aura shall have the right in its sole discretion to extend the Period through September 30, 2001.


A Purchaser includes affiliates and related parties of a Purchaser. All sales of Shares shall be pursuant to a Stock Purchase Agreement by and between

Ontro and the Purchaser substantially in the form set forth in Exhibit B. Ontro shall pay the portion of the finder's fee specified in Section A. 2(a) above upon closing of the sale of the Shares. Ontro shall issue the Warrants only upon the first to occur of (i) the consent of the Ontro shareholders to this agreement as may be required by the rules of The Nasdaq Stock Market, Inc., or

(ii) the receipt of an exemption issued by The Nasdaq Stock Market, Inc from the requirement of shareholder consent to this agreement.

4. ONTRO PURCHASERS. Notwithstanding the provisions of Paragraph (3),

above, no finder's fee shall be due in connection with funds received by Ontro from the sale of any security to Unilever and its affiliates and designees.

5. BREAK-UP FEE. If Ontro fails to close a committed purchase of Shares for no less then $1.20 per share from a Purchaser who is ready, willing, and able to purchase Shares constituting directly or indirectly a minimum of 200,000

Shares for a minimum of $240,000 up to a maximum of 1,300,000 Shares for

$1,560,000, and such purchase is on other terms that are acceptable to Ontro,

which acceptance shall not be unreasonably withheld, then Ontro shall pay Aura the fees set forth in Section 2 above notwithstanding Ontro did not receive the funds or sell the Shares. The Performance Warrant issued to Aura in such case shall have all of the same registration rights and other rights set forth in

Section B, below.

6. RIGHT OF FIRST REFUSAL TO AURA. Aura shall have the first right of refusal to provide any additional funds from the sale of Ontro securities that

Ontro believes it needs at any time prior to the expiration of the term of this

Agreement. This right shall not apply to any funds that may be provided by

Unilever or its affiliates or designees. In the event Ontro intends to raise additional capital through the sale of its securities prior to the end of the term of this Agreement to any party other then Unilever or its affiliates and designees then Ontro shall provide written notice to Aura of the terms of such proposed issuance, and Aura shall have the right for 15 days from receipt of

Ontro's notice to Aura to notify Ontro in writing that Aura will act as a finder to supply a Purchaser for the proposed issuance, or Aura or its designee will purchase the securities on the terms set forth in Ontro's notice to Aura. If

Aura elects to act as a finder and supply a Purchaser for the proposed issuance or Aura or its designee elects to purchase the securities Aura shall be paid the fees set forth in Section 2 above in connection with the issuance of the securities.

7. INITIAL CAPITAL INFUSION. In consideration of Ontro entering into this agreement Aura agrees it will purchase or cause its designee to purchase from Ontro no less then 200,000 Shares for $1.20 per share. The first 100,000

Shares of such purchase shall close on or before three days for the date of this

Agreement and the remainder to close on or before February 10, 2001. The Shares shall be sold pursuant to a Stock Purchase Agreement by and between the

Purchaser and Ontro in substantially the same form as Exhibit B. Such sale and purchase shall be part of this Agreement and Aura will receive the fees set forth in section 2 above in connection with the sale, and Aura shall have the other rights set forth in this Agreement for Aura in connection with the sale.

Such purchase is a material inducement to Ontro to enter into this Agreement and if such sale and purchase is not completed by February 10, 2001 for any reason other then Ontro's unreasonable refusal to complete the sale, this Agreement shall terminate and be of no further force and effect.

2


8. ESCROW OF SECURITIES. In consideration of Ontro entering into this agreement Aura agrees that on or before February 1, 2001 Aura or its designee shall deposit into an escrow or trust account for the benefit of Ontro (the

"Account") freely transferable securities actively trading on an exchange in the

United States.

(a) The Account shall be established as soon as possible after the date of this Agreement. The Account shall be established by Ontro at Chicago

Trust Company of California or at Ontro's election another escrow or trust company or brokerage firm mutually approved by Aura and Ontro. Ontro shall pay for the cost of establishing operating and closing the Account.

(b) For purposes of this agreement Aura and Ontro agree the

securities deposited into the Account shall have a value equal to the amount all of the securities deposited could be easily sold for in the open market in the

United States (net of all costs of sale) in one trading day on February 1, 2001.

Aura shall deposit securities into the account with a minimum value equal to

$2,000,000 less the actual amount received by Ontro after the date of this

Agreement and on or before February 1, 2001 from the sale of Shares.

(c) After February 1, 2001 and from time to time thereafter

Ontro may withdraw and sell the securities for its benefit. Subject only to the other terms of this Agreement Ontro may withdraw and sell securities in an amount (net of all costs of sale) Ontro needs to fund its ongoing operations,

but in no event more then $270,000 in any one month.

(d) Ontro may only withdraw and sell securities from the

account if all cash and marketable securities owned by Ontro have a total value less then $400,000 at the time of the withdrawal. Ontro may only withdraw and sell securities from the Account until all proceeds from the sale of the securities withdrawn from the Account (net of all costs of sale) is equal to

$1,560,000 less all proceeds received from the sale of Shares.

(e) Every time Ontro withdraws and sells securities from the

Account Ontro shall immediately issue to Aura or its designee shares of common stock of Ontro. The number of shares of Ontro common stock to be issued to Aura or its designee shall be equal to the proceeds received by Ontro from the sale of the securities withdrawn from the Account valuing each Ontro common share at

$1.20. In addition Ontro shall pay to Aura the fees set forth in Section 2 above in connection with all Ontro common stock issued to Aura or its designee pursuant to this Section 8 (e). Aura or its designee who receives the Ontro common shares shall execute all documents reasonably required by Ontro to issue the common stock, such documents to include by way if illustration and not limitation substantially all of the same representations and warranties Aura makes in section C below.

(f) After Ontro has received a total of $1,560,000 from the

combined sale of Shares and the sale of securities withdrawn from the Account

(net of all costs of sale of the securities withdrawn from the Account) Ontro shall have no further right to the securities in the Account, and Ontro shall immediately cause all of the remaining securities in the Account to be returned to Aura or its designee.

3


B. THE WARRANTS.

-------------

1. REGISTRATION RIGHTS. Common shares issued to Aura or its designee pursuant to this Agreement and all Ontro common stock which may be purchased upon exercise of the Warrants shall be registered by Ontro with the Securities and Exchange Commission ("SEC") by the earlier of (a) the next subsequent

Registration Statement filed by Ontro with the SEC which is filed to register the sale of common stock, such shares to be registered by Ontro as part of such subsequent filing ("piggyback registration"), or (b) within 90 days following written demand by Aura ("demand registration rights").

2. TRANSFERABILITY OF WARRANTS. The Warrants, or any portion thereof,

may only be transferred by the holder prior to exercise if (a) such transfer is made pursuant to an effective registration statement filed with the SEC, and provided the transfer is also in compliance with all applicable state securities laws; or (b) if the transferor provides the Company with a legal opinion from counsel to the transferor in form and content satisfactory to the Company and its counsel stating that registration is not required, and the transfer is in compliance with all applicable securities laws. In such an event, upon the written request of the holder, Ontro shall promptly re-issue the Warrants, or any portion thereof, to the holder's designated transferee(s) and shall re-issue any residual portion of such Warrants (if any) to the holder. The transferee shall be subject to the same terms and conditions, and shall enjoy the same rights, as the holder.

3. FORM OF WARRANTS. The Warrants shall be substantially in the form of the warrant attached hereto as Exhibit A, and shall include the provisions set forth in paragraph 4 below.

4. PROTECTION AGAINST DILUTION.

(a) If at any time and from time to time Ontro shall: (i)

declare a dividend in shares of common stock to a holder of common stock or make a distribution in shares of common stock to holders of common stock, (ii)

subdivide its outstanding shares of common stock, (iii) combine its outstanding shares of common stock, or (iv) otherwise effect a re-capitalization of such character that the shares of common stock shall be changed into or become exchangeable for a greater or lesser number of shares of common stock, then the

Exercise Price in effect on the record date of such dividend or distribution or the effective date of such subdivision, combination or reclassification

(individually an "Event" and collectively the "Events") shall be adjusted, or further adjusted, to a price (to the nearest cent) determined by multiplying (i)

the exercise price of the Warrant(s) in effect immediately prior to such Event by (ii) a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such Event, and the denominator of which shall be the number of shares of common stock outstanding immediately after such Event. Upon each adjustment in the exercise price resulting from an

Event, the number of shares of Ontro common stock which may be purchased upon exercise of the Warrants shall be adjusted (to the nearest one-thousandth share)

by multiplying (i) the number of shares of Ontro common stock which may be purchased upon exercise of the Warrants immediately prior to such Event by (ii)

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

a fraction, the numerator of which shall be the exercise price in effect immediately prior to such Event, and the denominator of which shall be the exercise price in effect immediately after such Event. Notice of each such adjustment and each such readjustment shall be forthwith mailed to the Holder setting forth such adjustments or readjustments and the facts and calculations thereof in reasonable detail. Any dividend paid or distributed upon the common stock in stock of any other class of securities convertible into shares of common stock shall be treated as a dividend paid in common stock to the extent that shares of common stock are to be issued upon the conversion thereof.

(b) In case: (i) a distribution in the form of stock or other securities of any other corporation or other entity shall be made or paid by

Ontro on, or with respect to, the then outstanding shares of common stock, (ii)

Ontro shall effect a re-capitalization of such character that the shares of common stock will be changed into or become exchangeable for shares of common stock with a different par value or no par value, or (iii) Ontro (or a successor corporation) shall be consolidated or merged with or into another corporation or entity or shall sell, lease or convey all or substantially all of its assets in exchange for stock or property (including cash) with the view of distributing such stock or property to its shareholders, each share issuable upon exercise of the Warrants shall be replaced by, and/or shall include, as the case may be, for the purposes hereof, the stock or property issued or distributed in respect of each share of common stock upon such re-capitalization, reclassification,

merger, sale, lease or conveyance as the Holder would have been entitled to had the Holder exercised the Warrants immediately prior to any such occurrence, and adequate provision to that effect shall be made at the time thereof.

(c) In case: (i) of any classification, reclassification or

other reorganization of the capital stock of Ontro, consolidation or merger of

Ontro with or into another corporation, or the sale, lease or conveyance of all or substantially all of the assets of Ontro; or (ii) of the voluntary or involuntary dissolution, liquidation or winding up of Ontro; then, and in any such case, Ontro shall mail to the Holder, at least 15 days prior thereto, a notice stating the date or expected date on which a record is to be taken. Such notice shall also specify the date or expected date, if any is to be fixed, as of which holders of common stock of record shall be entitled to exchange their shares of common stock for securities or other property deliverable upon such classification, reclassification, reorganization, consolidation, merger,

conveyance, dissolution, liquidation, winding up or any other appropriate action, as the case may be.

5. SUBSEQUENT AGREEMENTS. It is understood that subsequent or contemporaneous agreements or writings may be executed by Aura, Aura's designees or Ontro in order to effectuate issuance or exercise of the Warrants. In the case of any conflict between this Agreement and any such agreements or writings,

or the Warrants, or the terms thereof, unless the terms of the subsequent or contemporaneous agreement expressly state otherwise, the terms of this Agreement shall control notwithstanding any contrary provision of any subsequent agreements, writings, or warrants.

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6. CERTIFICATES. Ontro or its transfer agent shall re-issue the

Warrants or certificates for shares issued to Aura or its designee pursuant to this Agreement, or purchased upon exercise of the Warrants in lesser denominations upon request of the holder, subject to a minimum of 5,000 shares.

7. CASH OR SHARE EQUIVALENT. In the event the common stock to be issued to Aura or its designees pursuant to this Agreement, the Warrant(s) or common stock purchased upon a valid exercise of the Warrant(s,) are not or cannot be issued pursuant to the terms of this Agreement by no fault of the holder, in addition to all other remedies, Ontro shall be responsible to pay the holder,

upon demand, the equivalent value of the Warrants (a) in cash or (b) at Ontro's option, in registered, immediately tradable shares of Ontro that can actually be sold within 30 days of delivery for an amount equal to the value of the warrants on the date of delivery.

In such an event the value of the common stock and the Warrant(s) shall be deemed to be the closing share price of Ontro shares on the day of otherwise valid receipt of the common stock or exercise of the Warrants, less in the case of the Warrants only the per share exercise price of the Warrant(s), times the number of shares not issued.

In the case of the Warrants upon payment Ontro of the equivalent value pursuant to this Section, the holder of any Warrants shall return the Warrant(s)

for which equivalent value is paid.

C. REPRESENTATIONS AND WARRANTIES OF AURA. This Agreement is made with

Aura in reliance upon Aura's representation and warranties to Ontro, which by

Aura's execution of this Agreement Aura hereby confirms that:

1. PURCHASE ENTIRELY FOR OWN ACCOUNT. The securities to be received by

Aura will be acquired for investment for Aura's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof,

and Aura has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Aura further represents Aura does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant any participation to such person or to any third person, with respect to any of the Warrants or common stock which can be purchased upon exercise of the Warrants.

2. DISCLOSURE OF INFORMATION. Aura believes it has received all the information regarding Ontro it considers material or desirable in order to decide to acquire the Warrants. Aura further represents that it has had an opportunity to ask questions and receive answers from Ontro regarding Ontro, its business and the terms and conditions of the Warrants.

3. DEVELOPMENT STAGE COMPANY. Aura recognizes Ontro is a development stage company, that it has an accumulated deficit and a working capital deficit,

has not generated any revenue from operations and is not expected to generate any revenue from operations for some time and perhaps for years, and that proposed development expenditures are expected to result in substantial and increasing losses over at least the next several years, and possibly much longer. Investment in Ontro involves substantial risk, and Aura should not acquire the Warrants unless it can afford the complete loss of its investment.

Aura has taken full cognizance of and understands all of the risk factors related to the receipt of the Warrants.

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4. CONFIDENTIALITY. Aura hereby represents, warrants and covenants that it shall maintain in confidence, and shall not use or disclose without the prior written consent of Ontro, any information about Ontro furnished to it by Ontro,

whether or not such information was acquired or disclosed in connection with this Agreement.

5. INVESTMENT EXPERIENCE. Aura is an investor in securities of privately held development stage companies, and acknowledges that it is able to protect itself in connection with the Warrants, can bear the economic risk of a complete loss of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Warrants.

6. ADVICE OF PROFESSIONALS. Aura has carefully considered and has been advised by Ontro to have any material provided by anyone regarding Ontro including but not limited to this agreement, related documents and the acquisition of the Warrants reviewed by its legal counsel prior to acquisition,

and to discuss with its professional tax and financial advisers the suitability of the acquisition of the Warrants for its particular tax and financial situation, and it has determined the Warrants is suitable for it. Ontro specifically disclaims any representations regarding the legal, tax or financial consequences of the Warrants, other than the representation this is a high risk transaction.

7. AUTHORITY. Aura's execution, delivery and performance of and under this agreement, and all documents ancillary hereto, and the consummation of the transactions contemplated hereby and thereby have been duly authorized, and Aura is duly authorized (a) to execute and deliver this agreement and all other instruments executed and delivered on behalf of such partnership, corporation,

trust, estate or other entity, in connection with the issuance in its name of the Warrants; and (b) to acquire and hold the Warrants, (ii) such entity has not been formed for the specific purpose of acquiring the Warrants; and (iii) when executed and delivered by Ontro, will constitute such partnership's,

corporation's, trust's, estate's or other entity's legal, valid and binding obligation enforceable against it in accordance with its terms.

8. RESTRICTED SECURITIES. Aura understands the Warrants and the shares of common stock it may purchase upon exercise of the Warrants are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Ontro in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933, as amended (the

"Securities Act"), only in certain limited circumstances. In this connection,

Aura represents it is familiar with Securities and Exchange Commission ("SEC")

Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

9. ACCREDITED INVESTOR. Aura is an accredited investor as defined in

Rule 501(a) of Regulation D of the SEC, as amended, under the Securities Act.

10. NO REPRESENTATIONS REGARDING FUTURE RESULTS. It never has been represented, guaranteed or warranted by Ontro, any of the officers, directors,

shareholders, partners, employees, legal counsel, auditor or agents of Ontro or its advisors, or any other persons, whether expressly or by implication, that the past performance or experience of the management of Ontro, or of any other person, or any present business and financial plans of Ontro, will in any way indicate the future results which may be achieved from the ownership of the

Warrants or the common stock of Ontro.

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11. ACKNOWLEDGMENT AND PRIOR AGREEMENT. Aura understands the meaning and legal consequences of the representations and warranties contained in this

Agreement, and Aura hereby agrees Ontro and each officer, director, employee,

agent, legal counsel and controlling person of Ontro, past, present or future,

may rely on each such representation and warranty.

12. PRIOR AGREEMENT. Aura entered into a similar Exclusive Finder's Fee

Agreement with Ontro but with different terms in December 2000, and that to date no "Source" (as defined in that agreement) has provided any funds to Ontro,

Ontro is not obligated to Aura in any amount pursuant to that agreement, the terms of this Agreement supercede that agreement which is now null and void and of no further effect, and if any Source becomes a Purchaser Ontro's only obligations to Aura shall be those set forth in this Agreement.

13. SURVIVAL. The foregoing representations and warranties shall be true and accurate as of the date of the acceptance hereof by Ontro and shall survive the execution and delivery of this Agreement and the delivery of the

Warrants and any common stock upon exercise of the Warrants thereafter.

D. REPRESENTATIONS AND WARRANTIES OF ONTRO. This Agreement is made with

Ontro in reliance upon Ontro's representation and warranties to Aura, which by

Ontro's execution of this Agreement Ontro hereby confirms that:

1. MONTHLY EXPENSES. Ontro shall reduce its monthly cash expenses to less than $270,000 per month by February 1, 2001. During the term of the

Agreement, Ontro shall not increase these expense levels unless Ontro receives funds from the sale of securities to Unilever or its affiliates, in which case,

Ontro may increase the amount of monthly expenses up to, but not in excess of

$320,000 per month. Ontro shall provide confirmation of compliance with this provision upon Aura's written request, and to allow Aura or its agents at Aura's expense to audit Ontro's financial records to confirm compliance with this representation.

2. CURRENT OUTSTANDING WARRANTS. Ontro shall not extend the expiration date or modify the exercise price of the warrants to purchase Ontro common stock that currently trade on the Nasdaq stock market under the symbol ONTRW.

3. L.L. KNICKERBOCKER COMMON STOCK. Upon the written request of Aura

Ontro shall include any of the shares of Ontro common stock currently owned by the L.L. Knickerbocker Company in any registration statement filed by Ontro pursuant to section B. 1. (b) of this Agreement provided the same shares are not then able to be freely transferred by the L.L. Knickerbocker Company pursuant to

Rule 144(k) under the United States Securities Act of 1933.

4. BOARD NOMINEE. Upon the written request of Aura, Ontro's Board of

Directors shall appoint to a vacant seat or other seat the Board of Directors has the power to appoint a person to on Ontro's Board of Directors one individual designated by Aura who is approved by Ontro which approval shall not be unreasonably withheld.

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5. LIMITATION ON FURTHER SALES OF SECURITIES. During the term of this

Agreement without the prior written consent of Aura which consent shall not be unreasonably withheld, Ontro shall not issue additional equity securities of

Ontro other than:

(a) Securities issued to Unilever its affiliates or

designees;

(b) Securities issued for fair value to its non-employee

directors with a value no greater then $15,000 per

month;

(c) Options issued pursuant to its 1996 Stock Option Plan

for no more then a total of 20,000 shares;

(d) Common stock issued in lieu of payments due to

current officers, directors, employees and

non-employee professionals in a cumulative amount no

greater then $80,000.

E. OTHER TERMS.

------------

1. SUCCESSORS AND ASSIGNS. The obligation to pay the finder's fee is binding on Ontro and on its successors and assigns.

2. COMPLETE AGREEMENT; MODIFICATION. This Agreement constitutes the complete agreement of the parties on the subject matter hereof. This agreement may not be modified except by a writing signed by both parties that specifically references that this Agreement is being changed.

3. NO REPRESENTATIONS. Each party has conducted its own investigation of all facts and circumstances surrounding this Agreement and hereby deems that investigation to be sufficient. Neither party is relying upon any representations or statements made, or not made, by the other in entering into this Agreement and related agreements. Each party hereby waives the right to contend otherwise in the future.

4. GOVERNING LAW, VENUE. This Agreement shall be governed by and construed under the laws of the State of California, irrespective of its choice of law principles. Venue for any action brought in connection with the subject matters of this Agreement shall be in a court of competent jurisdiction located in San Diego County, California.

5. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6. TITLES AND SUBTITLES. The titles and subtitles used in this

Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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7. NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or, upon deposit with the United States Post Office, by registered or certified mail, or upon deposit with a recognized overnight air courier who requires and obtains a signature from the recipient, in each case postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by 10 days' advance written notice to the other party.

8. SPECIFIC PERFORMANCE. The parties agree that the terms of this agreement can be enforced by specific performance in addition to all other remedies, with any bond requirement waived.

9. SEVERABILITY. In the event that any term of this agreement is found to be invalid or unenforceable, the remaining terms shall remain in full force and effect.

10. BINDING EFFECT; AUTHORITY. Each party warrants and represents that it has the power to enter into this Agreement and be bound by the terms thereof.

The persons signing below warrant and represent that they have the power to bind their respective companies to this Agreement.

Accepted and agreed:

Ontro, Inc.

a California corporation

Dated: 7-25-01 By: /S/ JAMES A. SCUDDER

----------------------------

James A. Scudder, President

Aura (Pvt.) Ltd.

a Pakastani corporation

Dated: 7-25-01 By: /S/ SAIED KASHANI

----------------------------

Print Name: Saied Kashani

Its: Agent

10

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May 22, 2001 Agreement

EXCLUSIVE FINDER'S FEE AGREEMENT

This agreement is entered into on May 22, 2001, by and between Ontro,

Inc., a California corporation ("Ontro") and Aura (Pvt.) Ltd., a Pakistani corporation ("Aura") subject to the conditions specified in Section F below.

Ontro and Aura are collectively referred to herein as the "Parties."

TERMS

A. FINDER'S FEES, COMMITMENT TO PURCHASE, AND ESCROW OF SECURITIES.

---------------------------------------------------------------

1. FINDER. Aura agrees to use its best efforts to find one or more purchasers from Ontro for a total of 1,600,000 shares of authorized and un-issued common stock of Ontro for a purchase price equal to no less then $1.00 per share ($1,600,000). In consideration therefore, Ontro agrees to grant to

Aura a warrant (the "Commitment Warrant") to purchase 210,000 shares of Ontro common stock for $1.00 per share, and with all other terms of the Commitment

Warrant to be the same as the Performance Warrant defined in paragraph A.2.(b)

below. The Commitment Warrant and the Performance Warrant are sometimes collectively referred to herein as the "Warrants".

2. FINDER'S FEE. In the event Ontro accepts funds from the

sale of Ontro common stock ("Shares") from any one ("Purchaser") during the

Period (as defined below), Ontro shall pay Aura a finder's fee in the amount of:

(a) below, Shares of the common stock of Ontro

equal to 5% of the Shares sold to the Purchaser; plus

(b) below, a warrant (the "Performance Warrant")

to purchase the number of shares of common stock of Ontro equal to 15% of the number of shares of Ontro common stock purchased by the Purchaser.

The exercise price of the Warrants shall be equal to the purchase price of the Shares ($1.00). The Warrants shall have a five-year term from the date of issuance. The Warrants shall be issued to Aura or its designee provided

Aura and the designee provide to Ontro the same representations and warranties with regard to the designee as are provided by Aura in regard to itself and its affiliates in this Agreement, and in the form of warrant attached hereto as

Exhibit A. In addition no designee may directly or indirectly be in a business similar to, or in competition with, Ontro or any of its licensees sub-licensees or potential customers, and no designee may be affiliated directly or indirectly with any owner cumulatively (including the shares underlying the Warrants) of 5%

or more of any class or cumulatively any classes of Ontro securities, unless such designee is approved by Ontro which approval shall not be unreasonably withheld.

3. PERFORMANCE PERIOD; PAYMENT OF FEE. Ontro shall pay a

finder's fee in connection with funds received by Ontro from the sale of Shares at any time from any Purchaser during the period May 22, 2001 through October

30, 2001, (the "Period"). In the event Ontro sells 1,600,000 Shares to

Purchasers during the Period Aura shall have the right in its sole discretion to extend the Period through April 30, 2002.

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A Purchaser includes affiliates and related parties of a Purchaser.

Ontro shall pay the finder's fee upon closing of the sale of the Shares. All sales of Shares shall be pursuant to a Stock Purchase Agreement by and between

Ontro and the Purchaser substantially in the form set forth in Exhibit B.

4. ONTRO PURCHASERS. Notwithstanding the provisions of

paragraph A.(3), above, no finder's fee shall be due in connection with funds received by Ontro from the sale of any security to Unilever and its affiliates and designees.

B. COMPLETION OF PRIOR AGREEMENT; ADDITIONAL RIGHTS TO AURA.

--------------------------------------------------------

1. COMPLETION OF PRIOR AGREEMENT. On January 19, 2001, Ontro

and Aura entered into a similar Exclusive Finder's Fee Agreement (the "Prior

Agreement") a copy of which is attached hereto as Exhibit "C." Aura has substantially completed the Prior Agreement. Prior to execution of this

Agreement, Aura shall complete the Prior Agreement, by finding one or more purchasers to purchase the remainder of the 1,300,000 shares of common stock of

Ontro referenced in the Prior Agreement which on that date have not been previously purchased by Aura or its designees (the "Remaining Shares"), or by purchasing the Remaining Shares itself including at Aura's election by authorizing Ontro to withdraw and sell for Ontro's benefit an adequate number of the escrowed securities referenced in the Prior Agreement which are currently held in the Account referenced in paragraph B.7 herein.

2. COMPLETION OF ISSUANCES PURSUANT TO PRIOR AGREEMENT. No

later than the date of this Agreement, Ontro shall have issued all shares of

Ontro common stock and warrants to purchase Ontro common stock that are due to

Aura pursuant to the Prior Agreement.

3. BOARD OF DIRECTORS. Following the execution of this

Agreement and deposit of the Aura System Shares into the Account as set forth in

Section B. 8 herein, the Board of Directors of Ontro (the "Ontro Board") shall appoint to vacant seats on the Ontro Board four individuals nominated by Aura and approved by the Ontro Board as follows:

i. On May 22, 2001 the Ontro Board shall

resolve to increase the number of Directors

on the Ontro Board to seven;

ii. On May 22, 2001 the Ontro Board shall

appoint Mir. Saied Kashani to a currently

vacant seat on the Ontro Board;

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iii. Upon nomination of a second individual by

Aura, the Ontro Board shall appoint such

nominee to a currently vacant seat on the

Ontro Board;

iv. Upon nomination of a third individual by

Aura, one Director who was a member of the

Ontro Board prior to May 22, 2001 shall

resign and the Aura nominee shall be

appointed to the newly vacant seat;

v. Upon nomination of a fourth individual by

Aura, one Director who was a member of the

Ontro Board prior to May 22, 2001 shall

resign and the Aura nominee shall be

appointed to the newly vacant seat;

The Ontro Board's approval of all nominees made by Aura shall be promptly given and approval shall not be unreasonably withheld.

4. DISCONTINUATION OF CASH PAYMENTS TO NON-EMPLOYEE DIRECTORS.

Upon execution of this Agreement and continuing thereafter until all four nominees of Aura have been appointed to the Ontro Board, Ontro shall cease making or accruing the obligation to make any cash payments to non-employee

Directors.

5. EXPENSE REVIEW. During the term of this Agreement Ontro

shall provide access to financial records and shall upon request meet and confer in person or otherwise with a representative or representatives of Aura sufficient to allow the Aura representative(s) to review all of the expenditures of Ontro on a weekly basis.

6. BREAK-UP FEE. If Ontro fails to close a committed purchase of Shares for no less then $1.00 per share from a Purchaser who is ready,

willing, and able to purchase Shares constituting directly or indirectly a minimum of 200,000 Shares for a minimum of $200,000 up to a maximum of 1,600,000

Shares for $1,600,000, and such purchase is on other terms that are acceptable to Ontro, which acceptance shall not be unreasonably withheld, then Ontro shall pay Aura the fees set forth in paragraph A. 2 above notwithstanding Ontro did not receive the funds or sell the Shares. The Performance Warrant issued to Aura in such case shall have all of the same registration rights and other rights set forth in Section C, below.

7. RIGHT OF FIRST REFUSAL TO AURA. Aura shall have the first right of refusal to provide any additional funds from the sale of Ontro securities that Ontro believes it needs at any time prior to the expiration of the term of this Agreement. This right shall not apply to any funds that may be provided by Unilever or its affiliates or designees. In the event Ontro intends

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

to raise additional capital through the sale of its securities prior to the end of the term of this Agreement to any party other than Unilever or its affiliates and designees then Ontro shall provide written notice to Aura of the terms of such proposed issuance, and Aura shall have the right for 15 days from receipt of Ontro's notice to Aura to notify Ontro in writing that Aura will act as a finder to supply a Purchaser for the proposed issuance, or Aura or its designee will purchase the securities on the terms set forth in Ontro's notice to Aura.

If Aura elects to act as a finder and supply a Purchaser for the proposed issuance or Aura or its designee elects to purchase the securities Aura shall be paid the fees set forth in paragraph A. 2 above in connection with the issuance of the securities.

8. ESCROW OF SECURITIES. In consideration of Ontro entering

into this agreement Aura agrees that upon execution of this Agreement Aura or its designee shall deposit into Ontro's existing securities brokerage account with Wells Fargo Van Kaspar (the "Account") for Ontro's benefit 2,500,000 shares of freely transferable common stock of Aura Systems, Inc. (the "Aura Systems

Shares").

(a) After May 22, 2001 and from time to time

thereafter Ontro may withdraw and sell the Aura System Shares for its benefit.

Subject only to the other terms of this Agreement Ontro may withdraw and sell

Aura System Shares in an amount (net of all costs of sale) Ontro needs to fund its ongoing operations, but in no event more then $230,000 in any one month.

(b) Ontro may only withdraw and sell the Aura Systems

Shares from the Account if all cash and marketable securities owned by Ontro have a total value less then $400,000 at the time of the withdrawal. Ontro may only withdraw and sell Aura Systems Shares from the Account until all proceeds from the sale of the Aura Systems Shares withdrawn from the Account (net of all costs of sale) is equal to $1,600,000 less all proceeds received from the sale of Shares pursuant to this Agreement.

(c) Every time Ontro withdraws and sells Aura Systems

Shares from the Account, Ontro shall immediately issue to Aura or its designee shares of common stock of Ontro. The number of shares of Ontro common stock to be issued to Aura or its designee shall be equal to the proceeds received by

Ontro from the sale of the Aura Systems Shares withdrawn from the Account valuing each Ontro common share at $1.00. In addition Ontro shall pay to Aura the fees set forth in paragraph A. 2 above in connection with all Ontro common stock issued to Aura or its designee pursuant to this Section B.8.(c). Aura or its designee who receives the Ontro common shares shall execute all documents reasonably required by Ontro to issue the common stock, such documents to include by way if illustration and not limitation substantially all of the same representations and warranties Aura makes in section D below.

(d) After Ontro has received a total of $1,600,000

from the combined sale of Shares and the sale of Aura Systems Shares withdrawn from the Account (net of all costs of sale of the Aura Systems Shares) Ontro shall have no further right to the Aura Systems Shares in the Account, and Ontro shall immediately cause all of the remaining Aura Systems Shares in the Account to be returned to Aura or its designee.

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C. THE WARRANTS

------------

1. REGISTRATION RIGHTS. Common shares issued to Aura or its

designee pursuant to this Agreement and all Ontro common stock which may be purchased upon exercise of the Warrants shall be registered by Ontro with the

Securities and Exchange Commission ("SEC") by the earlier of (a) the next subsequent Registration Statement filed by Ontro with the SEC which is filed to register the sale of common stock, such shares to be registered by Ontro as part of such subsequent filing ("piggyback registration"), or (b) within 90 days following written demand by Aura ("demand registration rights").

2. TRANSFERABILITY OF WARRANTS. The Warrants, or any portion thereof, may only be transferred by the holder prior to exercise if (a) such transfer is made pursuant to an effective registration statement filed with the

SEC, and provided the transfer is also in compliance with all applicable state securities laws; or (b) if the transferor provides the Company with a legal opinion from counsel to the transferor in form and content satisfactory to the

Company and its counsel stating that registration is not required, and the transfer is in compliance with all applicable securities laws. In such an event,

upon the written request of the holder, Ontro shall promptly re-issue the

Warrants, or any portion thereof, to the holder's designated transferee(s) and shall re-issue any residual portion of such Warrants (if any) to the holder. The transferee shall be subject to the same terms and conditions, and shall enjoy the same rights, as the holder.

3. FORM OF WARRANTS. The Warrants shall be substantially in

the form of the warrant attached hereto as Exhibit A, and shall include the provisions set forth in paragraph C.4 below.

4. PROTECTION AGAINST DILUTION.

(a) If at any time and from time to time Ontro shall:

(i) declare a dividend in shares of common stock to a holder of common stock or make a distribution in shares of common stock to holders of common stock, (ii)

subdivide its outstanding shares of common stock, (iii) combine its outstanding shares of common stock, or (iv) otherwise effect a re-capitalization of such character that the shares of common stock shall be changed into or become exchangeable for a greater or lesser number of shares of common stock, then the

Exercise Price in effect on the record date of such dividend or distribution or the effective date of such subdivision, combination or reclassification

(individually an "Event" and collectively the "Events") shall be adjusted, or further adjusted, to a price (to the nearest cent) determined by multiplying (i)

the exercise price of the Warrant(s) in effect immediately prior to such Event by (ii) a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately prior to such Event, and the denominator of which shall be the number of shares of common stock outstanding immediately after such Event. Upon each adjustment in the exercise price resulting from an

Event, the number of shares of Ontro common stock which may be purchased upon exercise of the Warrants shall be adjusted (to the nearest one-thousandth share)

by multiplying (i) the number of shares of Ontro common stock which may be purchased upon exercise of the Warrants immediately prior to such Event by (ii)

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

a fraction, the numerator of which shall be the exercise price in effect immediately prior to such Event, and the denominator of which shall be the exercise price in effect immediately after such Event. Notice of each such adjustment and each such readjustment shall be forthwith mailed to the Holder setting forth such adjustments or readjustments and the facts and calculations thereof in reasonable detail. Any dividend paid or distributed upon the common stock in stock of any other class of securities convertible into shares of common stock shall be treated as a dividend paid in common stock to the extent that shares of common stock are to be issued upon the conversion thereof.

(b) In case: (i) a distribution in the form of stock

or other securities of any other corporation or other entity shall be made or paid by Ontro on, or with respect to, the then outstanding shares of common stock, (ii) Ontro shall effect a re-capitalization of such character that the shares of common stock will be changed into or become exchangeable for shares of common stock with a different par value or no par value, or (iii) Ontro (or a successor corporation) shall be consolidated or merged with or into another corporation or entity or shall sell, lease or convey all or substantially all of its assets in exchange for stock or property (including cash) with the view of distributing such stock or property to its shareholders, each share issuable upon exercise of the Warrants shall be replaced by, and/or shall include, as the case may be, for the purposes hereof, the stock or property issued or distributed in respect of each share of common stock upon such re-capitalization, reclassification, merger, sale, lease or conveyance as the

Holder would have been entitled to had the Holder exercised the Warrants immediately prior to any such occurrence, and adequate provision to that effect shall be made at the time thereof.

(c) In case: (i) of any classification,

reclassification or other reorganization of the capital stock of Ontro,

consolidation or merger of Ontro with or into another corporation, or the sale,

lease or conveyance of all or substantially all of the assets of Ontro; or (ii)

of the voluntary or involuntary dissolution, liquidation or winding up of Ontro;

then, and in any such case, Ontro shall mail to the Holder, at least 15 days prior thereto, a notice stating the date or expected date on which a record is to be taken. Such notice shall also specify the date or expected date, if any is to be fixed, as of which holders of common stock of record shall be entitled to exchange their shares of common stock for securities or other property deliverable upon such classification, reclassification, reorganization,

consolidation, merger, conveyance, dissolution, liquidation, winding up or any other appropriate action, as the case may be.

5. SUBSEQUENT AGREEMENTS. It is understood that subsequent or contemporaneous agreements or writings may be executed by Aura, Aura's designees or Ontro in order to effectuate issuance or exercise of the Warrants. In the case of any conflict between this Agreement and any such agreements or writings,

or the Warrants, or the terms thereof, unless the terms of the subsequent or contemporaneous agreement expressly state otherwise, the terms of this Agreement shall control notwithstanding any contrary provision of any subsequent agreements, writings, or warrants.

6. CERTIFICATES. Ontro or its transfer agent shall re-issue

the Warrants or certificates for shares issued to Aura or its designee pursuant to this Agreement, or purchased upon exercise of the Warrants in lesser denominations upon request of the holder, subject to a minimum of 5,000 shares.

6


7. CASH OR SHARE EQUIVALENT. In the event the common stock to be issued to Aura or its designees pursuant to this Agreement, the Warrant(s) or common stock purchased upon a valid exercise of the Warrant(s,) are not or cannot be issued pursuant to the terms of this Agreement by no fault of the holder, in addition to all other remedies, Ontro shall be responsible to pay the holder, upon demand, the equivalent value of the Warrants (a) in cash or (b) at

Ontro's option, in registered, immediately tradable shares of Ontro that can actually be sold within 30 days of delivery for an amount equal to the value of the warrants on the date of delivery.

In such an event the value of the common stock and

the Warrant(s) shall be deemed to be the closing share price of Ontro shares on the day of otherwise valid receipt of the common stock or exercise of the

Warrants, less in the case of the Warrants only the per share exercise price of the Warrant(s), times the number of shares not issued.

In the case of the Warrants upon payment Ontro of the

equivalent value pursuant to this Section, the holder of any Warrants shall return the Warrant(s) for which equivalent value is paid.

D. REPRESENTATIONS AND WARRANTIES OF AURA. This Agreement is made with

Aura in reliance upon Aura's representation and warranties to Ontro, which by

Aura's execution of this Agreement Aura hereby confirms that:

1. PURCHASE ENTIRELY FOR OWN ACCOUNT. The securities to be

received by Aura will be acquired for investment for Aura's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Aura has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this

Agreement, Aura further represents Aura does not have any contract, undertaking,

agreement or arrangement with any person to sell, transfer or grant any participation to such person or to any third person, with respect to any of the

Warrants or common stock which can be purchased upon exercise of the Warrants.

2. DISCLOSURE OF INFORMATION. Aura believes it has received

all the information regarding Ontro it considers material or desirable in order to decide to acquire the Warrants. Aura further represents that it has had an opportunity to ask questions and receive answers from Ontro regarding Ontro, its business and the terms and conditions of the Warrants.

3. DEVELOPMENT STAGE COMPANY. Aura recognizes Ontro is a

development stage company, that it has an accumulated deficit and a working capital deficit, has not generated any revenue from operations and is not expected to generate any revenue from operations for some time and perhaps for years, and that proposed development expenditures are expected to result in substantial and increasing losses over at least the next several years, and possibly much longer. Investment in Ontro involves substantial risk, and Aura should not acquire the Warrants unless it can afford the complete loss of its investment. Aura has taken full cognizance of and understands all of the risk factors related to the receipt of the Warrants.

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

4. CONFIDENTIALITY. Aura hereby represents, warrants and

covenants that it shall maintain in confidence, and shall not use or disclose without the prior written consent of Ontro, any information about Ontro furnished to it by Ontro, whether or not such information was acquired or disclosed in connection with this Agreement.

5. INVESTMENT EXPERIENCE. Aura is an investor in securities of privately held development stage companies, and acknowledges that it is able to protect itself in connection with the Warrants, can bear the economic risk of a complete loss of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Warrants.

6. ADVICE OF PROFESSIONALS. Aura has carefully considered and has been advised by Ontro to have any material provided by anyone regarding

Ontro including but not limited to this agreement, related documents and the acquisition of the Warrants reviewed by its legal counsel prior to acquisition,

and to discuss with its professional tax and financial advisers the suitability of the acquisition of the Warrants for its particular tax and financial situation, and it has determined the Warrants are suitable for it. Ontro specifically disclaims any representations regarding the legal, tax or financial consequences of the Warrants, other than the representation this is a high risk transaction.

7. AUTHORITY. Aura's execution, delivery and performance of

and under this agreement, and all documents ancillary hereto, and the consummation of the transactions contemplated hereby and thereby have been duly authorized, and Aura is duly authorized (a) to execute and deliver this agreement and all other instruments executed and delivered on behalf of such partnership, corporation, trust, estate or other entity, in connection with the issuance in its name of the Warrants; and (b) to acquire and hold the Warrants,

(ii) such entity has not been formed for the specific purpose of acquiring the

Warrants; and (iii) when executed and delivered by Ontro, will constitute such partnership's, corporation's, trust's, estate's or other entity's legal, valid and binding obligation enforceable against it in accordance with its terms.

8. RESTRICTED SECURITIES. Aura understands the Warrants and

the shares of common stock it may purchase upon exercise of the Warrants are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Ontro in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933,

as amended (the "Securities Act"), only in certain limited circumstances. In this connection, Aura represents it is familiar with Securities and Exchange

Commission ("SEC") Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

9. ACCREDITED INVESTOR. Aura is an accredited investor as

defined in Rule 501(a) of Regulation D of the SEC, as amended, under the

Securities Act.

10. NO REPRESENTATIONS REGARDING FUTURE RESULTS. It never has been represented, guaranteed or warranted by Ontro, any of the officers,

directors, shareholders, partners, employees, legal counsel, auditor or agents of Ontro or its advisors, or any other persons, whether expressly or by implication, that the past performance or experience of the management of Ontro,

or of any other person, or any present business and financial plans of Ontro,

will in any way indicate the future results which may be achieved from the ownership of the Warrants or the common stock of Ontro.

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

11. ACKNOWLEDGMENT AND PRIOR AGREEMENT. Aura understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and Aura hereby agrees Ontro and each officer, director,

employee, agent, legal counsel and controlling person of Ontro, past, present or future, may rely on each such representation and warranty.

12. SURVIVAL. The foregoing representations and warranties

shall be true and accurate as of the date of the acceptance hereof by Ontro and shall survive the execution and delivery of this Agreement and the delivery of the Warrants and any common stock upon exercise of the Warrants thereafter.

E. REPRESENTATIONS AND WARRANTIES OF ONTRO. This Agreement is made with

Ontro in reliance upon Ontro's representation and warranties to Aura, which by

Ontro's execution of this Agreement Ontro hereby confirms that:

1. MONTHLY EXPENSES. Ontro shall maintain its monthly cash

expenses at no more than $230,000 per month during the term of this Agreement.

During the term of the Agreement, Ontro shall not increase these expense levels unless Ontro receives funds from the sale of securities to Unilever or its affiliates, in which case, Ontro may increase the amount of monthly expenses up to, but not in excess of $320,000 per month. Ontro shall provide confirmation of compliance with this provision upon Aura's written request, and to allow Aura or its agents at Aura's expense to audit Ontro's financial records to confirm compliance with this representation.

2. L.L. KNICKERBOCKER COMMON STOCK. Upon the written request of Aura Ontro shall include any of the shares of Ontro common stock currently owned by the L.L. Knickerbocker Company in any registration statement filed by

Ontro pursuant to section C.1.(b) of this Agreement provided the same shares are not then able to be freely transferred by the L.L. Knickerbocker Company pursuant to Rule 144(k) under the United States Securities Act of 1933.

3. LIMITATION ON FURTHER SALES OF SECURITIES. During the term of this Agreement without the prior written consent of Aura which consent shall not be unreasonably withheld, Ontro shall not issue additional equity securities of Ontro other than:

(a) Securities issued to Unilever its affiliates or

designees;

(b) Securities issued for fair value to its

non-employee directors with a value no greater then $15,000 per month;

(c) Options issued pursuant to its 1996 Stock Option

Plan for no more then a total of 20,000 shares;

(d) Common stock or options issued in lieu of

payments due to current officers, directors, employees and non-employee professionals.

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F. CONDITION TO PERFORMANCE OF AGREEMENT. Notwithstanding any other

-------------------------------------

provision of this agreement to the contrary, this agreement shall not become effective and the Parties shall not be required to perform their respective obligations hereunder at any time prior to the last to occur of (i) the consent of the Ontro shareholders to the issuance of the Warrants as defined in the Prior Agreement and to this agreement as required by Rule 4350(i) of

The Nasdaq Stock Market, Inc. ("Rule 4350(i)"), or (ii) the receipt of an exemption issued by The Nasdaq Stock Market, Inc. from the shareholder consent requirement of Rule 4350(i) and (iii) this issuance to Aura of the

Warrants as defined in the Prior Agreement.

G. OTHER TERMS

-----------

1. SUCCESSORS AND ASSIGNS. The obligation to pay the finder's fee is binding on Ontro and on its successors and assigns.

2. COMPLETE AGREEMENT; MODIFICATION. This Agreement

constitutes the complete agreement of the parties on the subject matter hereof.

This agreement may not be modified except by a writing signed by both parties that specifically references that this Agreement is being changed.

3. NO REPRESENTATIONS. Each party has conducted its own

investigation of all facts and circumstances surrounding this Agreement and hereby deems that investigation to be sufficient. Neither party is relying upon any representations or statements made, or not made, by the other in entering into this Agreement and related agreements. Each party hereby waives the right to contend otherwise in the future.

4. GOVERNING LAW, VENUE. This Agreement shall be governed by and construed under the laws of the State of California, irrespective of its choice of law principles. Venue for any action brought in connection with the subject matters of this Agreement shall be in a court of competent jurisdiction located in San Diego County, California.

5. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6. TITLES AND SUBTITLES. The titles and subtitles used in this

Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7. NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or, upon deposit with the United States Post Office, by registered or certified mail, or upon deposit with a recognized overnight air courier who requires and obtains a signature from the recipient, in each case postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at

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

such other address as such party may designate by 10 days'

advance written notice to the other party.

8. SPECIFIC PERFORMANCE. The parties agree that the terms of this agreement can be enforced by specific performance in addition to all other remedies, with any bond requirement waived.

9. SEVERABILITY. In the event that any term of this agreement is found to be invalid or unenforceable, the remaining terms shall remain in full force and effect.

[THIS PORTION OF THE PAGE INTENTIONALLY LEFT BLANK - SIGNATURE PAGE TO FOLLOW]

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10. BINDING EFFECT; AUTHORITY. Each party warrants and

represents that it has the power to enter into this Agreement and be bound by the terms thereof. The persons signing below warrant and represent that they have the power to bind their respective companies to this Agreement.

ACCEPTED AND AGREED:

Ontro, Inc.

a California corporation

By: /S/ JAMES A. SCUDDER

---------------------------

James A. Scudder, President

Aura (Pvt.) Ltd.

a Pakistani corporation

By: /S/ SAIED KASHANI

Print Name: Saied Kashani

Its: Agent/Atty-in-Fact

12

****************************************************************************************

Amendment to May 22, 2001 Agreement

FIRST AMENDMENT OF EXCLUSIVE FINDER'S FEE AGREEMENT

This First Amendment of Exclusive Finder's Fee Agreement ("Amendment")

is entered into on August 30, 2001, by and between Ontro, Inc., a California corporation ("Ontro") and Aura (Pvt.) Ltd., a Pakistani corporation ("Aura").

Ontro and Aura are collectively referred to herein as the "Parties." Unless otherwise defined herein, capitalized terms shall have the meanings given them in the Exclusive Finder's Fee Agreement dated as of May 22, 2001 between Ontro and Aura (the "Agreement").

RECITALS

WHEREAS, the market price of Ontro's common stock has declined since the execution and delivery of the Agreement so that the common stock purchase price and the warrant exercise price, respectively, specified in the Agreement is at a premium to the market and not at a discount as intended by the Parties;

and

WHEREAS, the staff of The Nasdaq Stock Market has indicated that the provisions of Section B.3 of the Agreement concerning an increase in the number of directors and the appointment of four directors nominated by Aura to the

Board is not compliant with The Nasdaq Stock Market corporate governance rules:

and

WHEREAS, the Parties wish to amend and modify the terms of the

Agreement in accordance with the terms of this Amendment;

NOW, THEREFORE, the Parties hereby agree as follows:

1. AMENDMENT OF SECTION A OF THE AGREEMENT.

A. Section A.1. of the Agreement is hereby deleted in its entirety and the following new Section A.1. is substituted therefor:

"1. FINDER. Aura agrees to use its best efforts to find one

or more purchasers from Ontro for a total of 2,000,000 shares of authorized and un-issued common stock of Ontro for a

purchase price equal to no less then $0.80 per share

($1,600,000). In consideration therefore, Ontro agrees to

grant to Aura a warrant (the "Commitment Warrant") to

purchase 210,000 shares of Ontro common stock for $0.80 per

share, and with all other terms of the Commitment Warrant to be the same as the Performance Warrant defined in paragraph

A.2.(b) below. The Commitment Warrant and the Performance

Warrant are sometimes collectively referred to herein as the

"Warrants"."

B. Section A.2.(b) of the Agreement is amended to delete therefrom the reference to "$1.00" and to replace such deleted amount with a reference to

"$0.80."


C. Section A.3. of the Agreement is amended to delete therefrom the reference to "1,600,000 Shares" and to replace such deletion with a reference to

"2,000,000 Shares."

2. AMENDMENT OF SECTION B OF THE AGREEMENT.

A. The Parties hereby agree that Section B.3. of the Agreement, which is set forth in its entirety below, is hereby deleted from the Agreement and is of no further force and effect:

3. BOARD OF DIRECTORS. Following the execution of this

Agreement and deposit of the Aura System Shares into the

Account as set forth in Section B. 8 herein, the Board of

Directors of Ontro (the "Ontro Board") shall appoint to

vacant seats on the Ontro Board four individuals nominated by

Aura and approved by the Ontro Board as follows:

i On May 22, 2001 the Ontro Board shall resolve to increase

the number of Directors on the Ontro Board to seven;

ii On May 22, 2001 the Ontro Board shall appoint Mir. Saied

Kashani to a currently vacant seat on the Ontro Board;

iii Upon nomination of a second individual by Aura, the Ontro

Board shall appoint such nominee to a currently vacant seat on the Ontro Board;

iv. Upon nomination of a third individual by Aura, one

Director who was a member of the Ontro Board prior to May 22,

2001 shall resign and the Aura nominee shall be appointed to the newly vacant seat;

v. Upon nomination of a fourth individual by Aura, one

Director who was a member of the Ontro Board prior to May 22,

2001 shall resign and the Aura nominee shall be appointed to the newly vacant seat;

The Ontro Board's approval of all nominees made by Aura shall be promptly given and approval shall not be unreasonably

withheld.

B. Section B.6. of the Agreement is deleted in its entirety and the following new Section B.6 is substituted therefore:

"6. BREAK-UP FEE. If Ontro fails to close a committed purchase of Shares for no less then $0.80 per share from a Purchaser who is ready, willing, and able to purchase Shares constituting

directly or indirectly a minimum of 250,000 Shares for a minimum of $200,000 up to a maximum of 2,000,000 Shares for $1,600,000,

and such purchase is on other terms that are acceptable to

Ontro, which acceptance shall not be unreasonably withheld, then

Ontro shall pay Aura the fees set forth in paragraph A.2. above

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

notwithstanding Ontro did not receive the funds or sell the

Shares. The Performance Warrant issued to Aura in such case

shall have all of the same registration rights and other rights set forth in Section C, below."

C. Section B.8.(c) of the Agreement is hereby amended to delete reference to "$1.00" at the end of the second sentence of such Section and to replace such deletion with "$0.80".

D. Remaining Sections B.4. through B.8. of the Agreement are hereby redesignated as Sections B.3. to B.7., respectively

3. RIGHT TO TERMINATE INVESTMENT OBLIGATION. Notwithstanding any

provision of the Agreement or this Amendment to the contrary, Aura shall be entitled to terminate the Agreement as to any obligations not then performed by either of the Parties and recover all securities deposited by Aura and all proceeds of sale of such securities if the Ontro shareholders fail to elect

Aura's nominee(s) to the Ontro Board of Directors at any meeting of Ontro shareholders held to elect directors following the date of the Agreement.

4. NO FURTHER CHANGES. Except as otherwise set forth in Sections 1 through 3 of this Amendment, the Agreement shall remain in full force and effect with no further changes.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of August 30, 2001.

Ontro, Inc.

a California corporation

By: /s/ James A. Scudder

---------------------------

James A. Scudder, President

Aura (Pvt.) Ltd.

a Pakistani corporation

By: /s/ Mir Saied Kashani

----------------------------

Mir Saied Kashani

Its: Agent/Attorney-in-Fact

3